UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Aurizon Mines Ltd.
(Name of Issuer)

Common Stock (Title of Class of Securities)
05155P (CUSIP Number)

September 10, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05155P

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Dundee Wealth Management Inc. ("Dundee Wealth")

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
Canada

Number of	5. Sole Voting Power - 0
Shares
Beneficially	6. Shared Voting Power - 5,023,593*
**
Owned by
Each	7. Sole Dispositive Power - 0
Reporting
Person With	8. Shared Dispositive Power - 5,023,593*
**

9. Aggregate Amount Beneficially Owned by Each Reporting Person
5,023,593*
**

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
//

11. Percent of Class Represented by Amount in Row (9)
5.18%*
**

12. Type of Reporting Person (See Instructions)
CO.
* Includes shares for which the reporting person disclaims beneficial ownership.
** Assumes conversion/exercise of certain securities held.

Item 1. (a) Name of Issuer

Aurizon Mines Ltd.

Item 1. (b) Address of Issuer's Principal Executive Offices

Suite 900-510 Burrard Street, Vancouver, British Columbia, V6C 3A8

Item 2. (a) Name of Person Filing

Dundee Wealth

Item 2. (b) Address of Principal Business Office or, if none, Residence

40 King Street West, Scotia Plaza, 55th Floor, Toronto, Ontario M5H 4A9

Item 2. (c) Citizenship

Canadian

Item 2. (d) Title of Class of Securities

Common Stock

Item 2. (e) CUSIP Number

05155P

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[	]	Investment company registered under section 8 of the Investment Company Act of 1940
(15 U.S.C 80a-8).
(e)	[	]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[	]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[	]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[	]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12
U.S.C. 1813);
(i)	[	]	A church plan that is excluded from the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[	]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Incorporated by reference to Items (5) - (9) and (11) of the cover page.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

(a) CMP 2003 Resource Limited Partnership, the general partner of which is a wholly-owned subsidiary of Dundee Wealth.
(b) Dynamic Mutual Funds Ltd., a subsidiary of Dundee Wealth, in its capacity as manager of certain mutual funds.
(c) Dundee Securities Corporation, an indirect subsidiary of Dundee Wealth.

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 16, 2003
Date

/s/ "Lori E. Beak"
Signature

Lori E. Beak/ Corporate Secretary
Name/Title